SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 July 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 29 July 2021 re: Acquisition of Embark Group

29 July 2021

LLOYDS BANKING GROUP TO ACQUIRE EMBARK GROUP

Lloyds Banking Group (Lloyds, or the Group) today announces that it intends to acquire the Embark Group (Embark), a fast growing investment and retirement platform business. Embark enhances the Group's capabilities to address the attractive mass market and self-directed Wealth segment, completing its Wealth proposition. Embark will also enable the Group to re-platform its pensions and retirement proposition, delivering a market-leading platform for intermediaries and significantly strengthening its offering in Retirement, an important growth market.

As announced within Strategic Review 2021, the Group aims to meet more of its customers' broader financial needs, whilst retaining more of the c.£10 billion assets under administration which customers invest with third parties each year. The acquisition of Embark will deliver a modern, industry-leading mass market, direct-to-consumer proposition, complementing the Group's existing advice offerings through Schroders Personal Wealth and Cazenove Capital. The acquisition will see the Group acquire c.£35 billion of assets under administration on behalf of c.410,000 consumer clients.

The Group is targeting a top-three position in direct-to-consumer self-directed and robo-advice business in the medium term. The Group is also targeting a top-three position in the individual pensions and retirement drawdown market by 2025. The acquisition of Embark transforms the Group's ability to achieve these objectives. As a consequence, the Group is increasing its Strategic Review 2021 net new money target from £25 billion to c.£40 billion by 2023, to reflect its increased growth potential.

Through a combination of the Group's new capabilities and its multi-brand, multi-channel distribution model across more than 25 million customers, the Group expects this acquisition to deliver attractive growth and returns over time and create value for shareholders. A consideration of c.£390 million will be paid for the entire share capital of Embark upon completion. The transaction is expected to have a c.30 basis points impact on Group CET1 capital and deliver a mid-teens return on invested capital in the medium term, both including all integration and restructuring costs.

The transaction is being cash funded from Lloyds' strong capital position. At half year 2021, the Group reported a CET1 ratio of 16.7 per cent, significantly ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent.

The transaction does not include the Rowanmoor SIPP and SASS administration business, which is being retained by existing shareholders. This represents c.£5 billion out of over £40 billion assets under administration. Lloyds looks forward to continuing to work closely with Embark's existing asset management partners, BlackRock and Franklin Templeton.

Subject to regulatory approvals, the acquisition is expected to complete in the fourth quarter of 2021.

Antonio Lorenzo, Chief Executive, Scottish Widows and Group Director, Insurance & Wealth, Lloyds Banking Group said: "There's an ever-growing customer demand for clear, simple and affordable financial planning and retirement products and services. Our acquisition of Embark will not only help us serve all of a customer's financial needs in one place, but also sit alongside our existing partnerships which meet the more complex financial planning and investment requirements of mass-affluent and high net-worth customers through Schroders Personal Wealth and Cazenove Capital.

"Through Embark's technology, we will be able to increase the reach of our investment offerings for customers who are happy to manage their own portfolios, through modern, easy to use technology. We will also be able to enhance our intermediary proposition, strengthen our offering in Retirement and modernise the way Scottish Widows works with advisers, recognising the continued value of advice."

David Barral, Chairman of Embark Group commented: "In eight short years, Embark has built one of the most respected and fastest growing digital retirement and savings businesses in the UK. The combination of Lloyds Banking Group's financial strength and distribution reach, with the agility, digital capability and expertise of Embark, will provide the perfect opportunity to create a market-leading proposition for consumers, intermediaries and strategic partners."

Notes to editors

●
Embark Group is a fast growing, diversified, financial services business and one of the leading retirement solutions providers in the UK. Embark Group trades under the brands Embark, Advance, Horizon, Stocktrade, Vested and The Adviser Centre and operates a wide portfolio of white label services to the wealth management, direct-to-consumer, robo-advice, retail banking and workplace sectors. Providing a combination of deep pension expertise and leading technology integration that covers the areas of investment wrap/ platform, investment brokerage, SIPP, SSAS, multi-asset funds, fund research and employee benefit consulting, Embark works closely with financial advisers and its intermediary distribution partners to deliver their retail savings and investment propositions to consumers of all levels of affluence.

●
Embark Group will become a wholly owned subsidiary of Scottish Widows Group and will continue to work closely with its existing asset management partners, BlackRock and Franklin Templeton Investments.

●
Embark Group comprises assets under administration of over £40 billion on behalf of c.425,000 consumer clients. Through the transaction Lloyds will be acquiring c.£35 billion of assets under administration on behalf of c.410,000 consumer clients. The remaining assets and clients will be retained by existing shareholders as part of the Rowanmoor businesses.

●
Embark Group operates across seven UK locations (London, Bolton, Dundee, Edinburgh, Leeds, Leicester and Swindon).

●
Embark Group has been recognised as one of the most innovative wealth tech companies for the past three years in the WEALTHTECH100 annual list.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                 +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                            +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements  and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks, together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 July 2021